Exhibit 21.1

Subsidiaries of Registrant

Name	Place of incorporation and kind of legal entity

Liaoning Nengfa Weiye Energy Technology Co. Ltd.	The PRC, a limited liability company

Name	Place of incorporation and kind of legal entity

Liaoning Nengfa Tiefa Import&Export Co. Ltd	The PRC, a limited liability company